Mail Stop 6010

March 2, 2007

OneLife Health Products, Inc.
Nevada Agency and Trust
50 West Liberty Street, Suite 880
Reno, NV 89501

Re: OneLife Health Products Inc.
Registration Statement on Form SB-2
File No. 333-140447

Dear Sir or Madam:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

General

1. In your response letter, please state our comment and then explain each change that has been made in response to a comment. In addition, you should also reference each page number in which disclosure has been revised in response to a comment so that we can easily place your revised disclosure in its proper context.

2. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

3. Where comments on one section also relate to disclosure in another section, please make parallel changes to all affected disclosures. This will eliminate the need for us to repeat similar comments.

Prospectus Summary and Risk Factors, page 3

The Company, page 3

4. We note your disclosure that you do not expect to commence earning revenues until at least May 2007. However, it appears you are currently selling your one product, the human immune system supplement product that you have branded "Daily Immune Enhancer with Antioxidant Properties" on your website. Please revise your disclosure to explain why you expect to commence earning revenues until at least May 2007 when it appears you are currently selling your product via your website, www.onelifehealthproducts.com, or advise us accordingly.

5. You indicate in the third full paragraph that you recently completed your website and it appears that you are currently selling your one vitamin supplement product on your website. Please disclose how long you have been selling your one product via your internet site.

Risk Factors, page 4

6. We note your disclosure on page 24 that to the extent you experience raw material shortages or significant price increases from shortages, you may not have goods available for sale or be able to pass these additional costs to your customers and thus, could adversely effect your operations. Please consider adding a risk factor discussing the risks and consequences that a shortage in raw materials could have on your business.

7. We note your disclosure on page 34 under the heading "Rule 144 Shares" where you disclose that a total of 5 million share of your common stock that are presently held by your two officers will be available for resale after February 17, 2007. Please consider adding a risk factor discussing the risks and consequences associated with your two officers being able to sell such shares, such as dilutional impact and the potential effect it could have on your market price, if any.

"We have limited sales and marketing experience," page 5

8. Please explain how your officers and directors experience in marketing your products is limited.

OneLife Health Products Inc.
March 2, 2007

"If our estimates related to expenditures are erroneous our business will fail and . . . .," page 5

9. We note the reference to your "Plan of Operations" section to obtain information pertaining to management's estimates of expected expenditures in the near future. Because the amount of your expected expenditures is important in understanding the risks and consequences you discuss in this particular risk factor, please revise to provide management's estimates of your expected expenditures. In this regard, please note that it is not necessary for you to duplicate the table you provide on page 30, but rather the total amount of expenditures you expect for the next 12 months.

"We may not be able to compete effectively against our competitors," page 5

10. You indicate that your business is in a highly competitive industry. Please identify your major competitors, or if there are too many to name, please list the approximate number of competitors your one product would compete or currently competes with. Please provide similar disclosure in your document entitled "Competition and Competitive Strategy" on page 19.

11. Please identify your target market in this risk factor. We note that elsewhere in your document you have identified such market as "health conscious adults."

"Intellectual property rights and proprietary techniques are key to our long term . . . .," page 6

12. Please revise this risk factor to disclose the information you have on page 24 where you state because your one product contains common herbs, which are readily cultivated and found in nature, you do not have any patent protection for your product and moreover that you have not copyrighted, trademarked or sought out other protection for this product.

"We procure all of our raw materials and manufacture all of our product through . . . .," page 7

13. Please identify the third party suppliers that you rely on to obtain your raw materials. Additionally, if you have any agreements with such parties, please disclose the material terms of the agreements in your Business section and file the agreements as exhibits to your document. To the extent you do not believe you are materially dependent on such agreements, please provide us with a detailed analysis explaining why you do not believe you are materially dependent on the agreements, including a discussion on whether you would be able to find suppliers on similar terms that you have with your current suppliers.

"Inability of our officers and directors to devote sufficient time to the operation of . . . .," page 7

14. We note your disclosure that your officers and directors are only able to commit 45 hours a week doing work for you. Please revise this risk factor to disclose that the 45 hours is in

the aggregate, you are referring to your two officers who also serve as directors, and further provide how much each currently devotes to the company per week. Please also specify in what other capacity or jobs that your two officers carry on during the week in addition to working for you company.

"We need to retain key personnel to support our products and ongoing operations," page 7

15. Please revise this risk factor to indicate that you have no employees at the present time and further that your two officers who also serve as directors do all the work necessary to operate your company. Please also disclose that such individuals were not compensated for the first year of operation, which we understand to be from February 2006 to February 2007. Please also disclose whether you intend to compensate these individuals for the 2007 year.

16. You reference other needed key employees and contractors who have critical industry experience and relationships that you rely to implement your business plan. Please identify in this risk factor and in other places of your document where you discuss employees who these "other key employees" are and in what capacities they serve in your company. Please also identify the contractors you rely on and in what capacity such contractors serve you. Please also file any material agreements you have with such contractors and file any agreements as exhibits. If you do not believe such agreements are material, please explain to us why you do not believe such agreements are material.

17. Please indicate if you have entered into any key life insurance policies with respect to your key employees.

"Our independent auditors' report states that there is a substantial doubt that we . . . .," page 7

18. Please revise this risk factor to also discuss how a going concern opinion will/has impacted your need and ability to raise capital necessary to carry out your business plan.

"Investors will have little voice regarding the management of OneLife due to . . . .," page 7

19. Please revise this risk factor heading and discussion to disclose that shareholders would be subject to decisions made by management and the majority shareholders, including the election of directors.

"Difficulty for OneLife stockholders to resell their stock due to a lack of public . . . .," page 8

20. Please revise this risk factor to disclose that you have not applied for listing or quotation on any public market. Please also disclose that you intent to seek a market maker that will apply for quotation on the OTCBB upon effectiveness of this Form SB-2. Similarly, revise page 34 to briefly discuss the need to find a market maker to apply for listing on the OTCBB as you have disclosed on page 34.

"Because we do not intend to pay any dividends on our common stock, investors . . . ," page 9

21. Please be advised that so far as the risk to investors is concerned, this risk states that you will not pay dividends, which is not a risk by itself to investors. Clearly state those readers should not rely on an investment in your company if they require dividend income and an income to them would only come from any rise in the market price of your stock, which is uncertain and unpredictable.

Selling Security Holders, page 10

22. We refer you to footnote 2 of your selling security holders table where you indicate that the beneficial ownership calculated for each selling shareholder includes options, warrants and convertible securities. Please specify how many options, warrants and convertible securities each selling security holder has in their beneficial ownership calculation as well as the exercise price and expiration dates of such options, warrants and convertible securities.

Business Experience, page 14

23. Please revise the biography for Mr. Dan McFarland to provide for his business experience for the past five years as required by Item 401 of Regulation S-B, including the applicable dates that he held with other companies and his present employment other than with OneLife.

Description of Securities, page 15

24. Your current disclosure does not appear to provide all the information required by Item 202 of Regulation S-B. For example, your disclosure must provide any provision in your charter or bylaws that would delay, defer or prevent a change in control. Do you have any preferred stock outstanding or are authorized to issue such stock? To the extent that no such provisions exist, please so indicate.

Principal Products and Services, page 17

25. You indicate that your one product "Daily Immune Enhancer with Antioxidant Properties" is ready for commercial sale. Based on a review of your website, it appears you are actively selling the product. If so, please revise your disclosure here and elsewhere in your document to so reflect. Please also revise to indicate how long you have been selling your one product via the internet.

26. Please identify the source of information you relied upon making the statements set forth in bullet point format on page 17; the statement you make in the last sentence on page 17 where you state that "It is estimated that the population of those 65 years and older will double to nearly 25% of the U.S. population by the year 2030"; and the statements you

make in the first full sentence on page 18. In the alternative, please delete those statements.

Current Industry Challenges, page 19

27. You indicate in the introductory paragraph of this section that several industry experts highlighted in a recent article in nutraceuticalsworld.com some of the challenges you list in this section. Please revise your disclosure to identify the article you are referring to.

Sales Strategy, page 20

28. You indicate that you plan to sell your product through an "Affiliate Marketing Program" and further that you intend to advertise to attract affiliates using certain targeted websites. Please clarify the approximate timing of when you expect to implement these sales strategies or if you have already implemented these sales strategies, please revise your disclosure to so state.

Plan of Operation, page 28

29. You disclose that you expect to generate revenues beginning in May 2007 and achieve breakeven operations over the next 12 months. However, you have omitted a separate discussion of critical accounting estimates that involve uncertain matters that may possess a high degree of susceptibility to change and require estimates or assumptions that are highly subjective and judgmental. The impact of such estimates and assumptions on operating results and financial condition can be material. This disclosure should provide investors with a fuller understanding of the uncertainties in applying critical accounting estimates and the likelihood that materially different amounts would be reported under different conditions or using different assumptions. It should include quantification of the related variability in operating results that you expect to be reasonably likely to occur. For all critical accounting estimates, please provide a discussion of the uncertainties in applying these accounting estimates, a quantification of their sensitivity to changes in key assumptions and the expected likelihood of material changes in the future. Please refer to Section V of Financial Reporting Release No. 72.

30. Given your expectation to achieve breakeven operations over the next 12 months, we believe that your plan of operation could be improved. Please expand your disclosure to include a discussion and quantification of gross revenues and direct costs of production and distribution associated with your revenue milestones for the next 12 months. Also, include the following information in your expanded disclosure.

   - The factors governing your expected achievement of breakeven operations. For example, explain and disclose whether your expected breakeven point will include any expenses related to labor or office space.
   - The expected terms of your arrangements with third party contract manufacturers.

Include a discussion of expected margins associated with "net revenues" as discussed in the section, Liquidity and Cash Resources.

- The terms and expected duration of your arrangements with officers and directors for free labor and office space and the amounts you expect to incur once these arrangements cease.
- The terms and expected duration of your order fulfillment arrangements with Mr. MacFarland and the expected amounts to be incurred once this arrangement ceases.
- The terms governing your directors' commitment, if any, to fund any shortfall under your 12 month budget.

Financial Statements

Notes to Financial Statements

Note 2 – Summary of Significant Accounting Practices, page F-6

31.   Please disclose your accounting policy for revenue recognition, including sales returns and allowances.

Note 3 – Going Concern, page F-8

32.   Please disclose management's viable plans to overcome the financial difficulties. Refer to Section 607.02 of the Financial Reporting Codification.

Exhibit 5.1

33. We note the language in your legal counsel opinion stating that your outside counsel is not licensed to practice law in the State of Nevada, but is admitted to practice law in the State of Arizona. This type of qualifying language is inappropriate in your situation as you are a Nevada corporation. In your next amendment, please resubmit a legal counsel opinion where counsel opines on the legality of the securities under the laws of the State of Nevada.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

OneLife Health Products Inc.
March 2, 2007

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

OneLife Health Products Inc.
March 2, 2007

You may contact Frank Wyman at (202) 551-3660 or Donald Abbott at (202) 551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Song Brandon at (202) 551-3621, Suzanne Hayes, Legal Branch Chief at (202) 551-3675, or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: William O'Neal
        The O'Neal Law Firm, P.C.
        17100 East Shea Boulevard
        Suite 400-D
        Fountain Hills, Arizona 85268